Charles Schwab Investment Management, Inc.

211 Main Street, San Francisco, CA 94105

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of Schwab Target 2055 Index Fund (one of the funds constituting Schwab Capital Trust, hereafter referred to as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of December 11, 2019, and from October 31, 2019 (date of our last evaluation) through December 11, 2019.

Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 11, 2019, and from October 31, 2019 through December 11, 2019, with respect to securities reflected in the investment accounts of the Fund.

Schwab Capital Trust

/s/ Jonathan de St. Paer
Jonathan de St. Paer President and Chief Executive Officer

/s/ Mark Fischer
Mark Fischer Treasurer and Chief Financial Officer January 31, 2020
Date

Report of Independent Accountants

To the Board of Trustees of Schwab Capital Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab Target 2055 Index Fund (one of the funds constituting Schwab Capital Trust, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 11, 2019. The Fund’s management is responsible for its assertion and the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance with the specified requirements based on our examinations.

Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed (without prior notice to management) as of December 11, 2019, and with respect to agreement of security purchases and sales, for the period from October 31, 2019 (the date of our last examination), through December 11, 2019:

•	Confirmation of Charles Schwab & Co, Inc.’s (“CSC”) omnibus account for the underlying mutual fund investment at December 11, 2019 with the underlying mutual funds transfer agent.

•

Reconciliation of the omnibus account for the underlying mutual fund investment per the books and records of CSC to the omnibus account for the underlying mutual fund investment per the books and records of its transfer agent, at December 11, 2019, in all material respects.

•	Agreement of the Fund’s underlying mutual fund investment at December 11, 2019 as recorded on the books and records of the Fund to the shareholder books and records of CSC.

•

Agreement of a sample of security purchases and security sales of the underlying mutual fund investment for the period from October 31, 2019 through December 11, 2019 from the books and records of the Fund to the books and records of CSC.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with the specified requirements.

In our opinion, management’s assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 11, 2019 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of Schwab Capital Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

San Francisco, California

January 31, 2020

U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR.17f-2]

1. Investment Company Act File Number:								Date examination completed:

811-7704								December 11, 2019
2. State Identification Number:
AL	53496	AK	60084875	AZ	81058	AR	60036863	CA	505-6972	CO	IC 1993 06 160
CT	1094314	DE		DC	60062016	FL		GA	SC-MF-019938	HI
ID	78450	IL	60005106	IN	FCS-P-	IA	I-97512	KS	2017S0000298	KY	60370413
LA	170653	ME	10051872	MD	SM20162202	MA		MI	982516	MN	R-36652.1
MS	60075977	MO	R2016-1,769	MT	101144	NE	107941	NV		NH	MF16-0084617
NJ	BEM-7141	NM	57316	NY	S33-93-57	NC	3181	ND	CG521	OH	BE1640797
OK	SE-2228781	OR	2016-1855	PA	1993-05	RI		SC	MF22016	SD	70665
TN	RN2019B-0803	TX	C 116518	UT	007-4102-90	VT	8/23/16-19	VA	116961	WA	60076713
WV	93876	WI	777250	WY	18237	PUERTO RICO			52401
Other (specify):
3. Exact name of investment company as specified in registration statement:

Schwab Target 2055 Index Fund (one of the series in Schwab Capital Trust)
4. Address of principal executive office: (number, street, city, state, zip code)

211 Main Street, San Francisco, CA 94105